Conflict Minerals Report
This is the Conflict Minerals Report of Extreme Networks, Inc. (“Extreme Networks”) for the calendar year of 2013 and is being submitted in accordance with Rule 13p1 (“Rule 13p1”) under the Securities Exchange Act of 1934 (the “1934 Act”). For the purpose of the required Reasonable Country of Origin Inquiry (RCOI), Extreme Networks continues to receive supply chain responses as of the date of the filing of this Report. Rule 13p1 was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). Rule 13p1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products.

Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG minerals”) for the purposes of this assessment. Please refer to Rule 13p1, Form SD and the 1934 Act Release No. 3467716 for definitions to the terms used in this Report, unless otherwise defined herein.

I.
OVERVIEW. Except as specifically stated below, the information included in this report includes the activities of all majority-owned subsidiaries of Extreme Networks that are required to be consolidated by law. It does not include recently acquired companies, including its subsidiary, Enterasys Networks, Inc.

Extreme Networks develops, creates, manufactures and sells computer networking equipment to primarily publicly traded companies, government entities and any other large, small and/or private businesses. Extreme Networks is headquartered in San Jose, CA and has more than 12,000 customers in over 80 countries. For more information, visit the company's website at http://www.extremenetworks.com

Extreme Networks’ products are contracted to be manufactured by third party manufacturers that are responsible for the selection of the components and materials from their own design and procurement organizations. These products are very complex and utilize electrical and mechanical components from hundreds of suppliers around the world, who in turn utilize their own suppliers to source raw materials and ultimately the actual minerals used within the components of the products.

As a result of using third party manufacturers to manufacturer its networking computer products, Extreme Networks is several levels removed from the actual mining of conflict minerals. Extreme Networks does not make purchases of raw ore or unrefined conflict minerals and makes no purchases of conflict minerals in the Covered Countries.

II.
DUE DILIGENCE. In accordance with Rule 13p1, Extreme Networks has conducted, and is conducting, a due diligence effort to determine the origin of the 3TG minerals used in its computer networking products. In conducting its due diligence, Extreme Networks is in the process of implementing the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework. Extreme Networks’ due diligence efforts include the following:

1.
Company Policy. Extreme Networks has established a Conflict Minerals Policy that directs its suppliers to utilize a supply chain that does not support the conflict in the DRC (and associated countries) and is requiring annual reports on the country of origin for 3TG minerals, utilizing the reporting form of the Electronic Industry Citizenship Coalition, Incorporated (“EICC”) and Global e-Sustainability Initiative (“GeSI”).

2.
Surveys. Extreme Networks is conducting supply-chain surveys with its direct Tier 1 suppliers using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners and to determine the risks of any sources from the DRC or associated countries within the supply chain.

3.
Industry Supply Chain Management Tools. In addition to direct queries to its direct suppliers, Extreme Networks utilizes industry supply chain management tools to determine if there is any risk of conflict minerals being used from DRC-conflict areas.

4.
Continual Investigation. Although Extreme Networks has not found any 3TG minerals used in its products from a source in the DRC-conflict areas, Extreme Networks is continually trying to identify any such risks within its supply chain, and if any DRC-supported source is found, Extreme Networks will work to remove such suppliers from its supply chain in accordance with Extreme Networks’ environmental standards and its Conflict Minerals Policy.

III.
RESULTS. Subject to Section IV below, the Extreme Networks’ EICC-GeSI Conflict Minerals Reporting Form that provides the detailed results of the RCOI conducted by Extreme Networks for all products of Extreme Networks produced during CY 2013 is available upon request made to green@extremenetworks.com.

1.
EICC Conflict Minerals Report Information. To date, the data received from these suppliers has been reviewed and utilized to populate the EICC-GeSI Conflict Minerals Report Form, which is available at the link referenced in the opening paragraph of this Section III.

2.
Reasonable Country of Origin Inquiry (RCOI) Result for CY2013. Based upon the information received to date, Extreme Networks has determined in good faith that for calendar year 2013, its conflict minerals status resulting from its due diligence efforts shows a portion to be from EICC Certified Smelters and a portion where the status is still being determined through the EICC certification process.

IV.	LIMITATIONS.

1.
No Audit. This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

2.
No Enterasys Products. On November 1, 2013, Extreme Networks acquired a privately-held company, Enterasys Networks, Inc. Extreme Networks is not required to report on the products manufactured and sold by Enterasys Networks in this reporting period (i.e., the 2013 calendar year). However, Extreme Networks will be required to report on the Enterasys products in the next reporting period for calendar year 2014, and as a result, its next report will cover all products of the combined companies.

V.
PLANNED IMPROVEMENTS. Prior to the next reporting date, Extreme Networks is planning on implementing additional steps to improve the timeliness and substance of the information being gathered in its due diligence process to further mitigate the risk that it may be using conflict minerals from armed groups. It is anticipated that these additional steps will include:

1.
Compliance Module. Extreme Networks plans to implement a Compliance Module within its Product Lifecycle Management system that will be utilized for future conflict minerals reporting. Through this module, Extreme Networks hopes to increase the response rate of its suppliers’ smelters surveys, including but not limited to its integrated circuit suppliers.

2.
Quality Management System. In addition, Extreme Networks is implementing a RCOI and conflict minerals disclosure process so that it is part of Extreme Networks’ Quality Management System (“QMS”). In making this process part of Extreme Networks’ QMS, a “corrective action-preventive action process” will be implemented that will be consistent with the OECD Framework.

3.
Review of, and Improve the, Process. Extreme Networks will continue to review and implement the requirements of Rule 13p-1 with its suppliers so that Extreme Networks receives complete, timely, current and accurate reporting from its suppliers. More specifically, Extreme Networks will work to increase the response rate of the suppliers’ smelters surveys. Also, during the next calendar year, Extreme Networks will continue to request that its suppliers provide a completed and accurate EICC-GeSI Conflict Minerals Reporting form for the products that such suppliers manufacture for Extreme Networks.

VI.
SUMMARY. As a result of a multi-tiered supply chain system, Extreme has been unable to determine the absolute country of origin of the 3TG utilized for all of its products. To reduce the risk of supporting the conflict in the DRC or associated countries in the upcoming year prior to the next reporting period, Extreme will continue to diligently investigate as required by law and improve its due diligence efforts so that it utilizes top tier suppliers that are also working to avoid use of any conflict minerals from DRC or other associated countries.